Page 1 of 5 Pages

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
                           PURSUANT TO RULE 13d-2(b)


                              (Amendment No. 4)(1)

                             IDX SYSTEMS CORPORATION

                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.01
                         (Title of Class of Securities)

                                  449491 10 9
                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

        [ ] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)


---------------
(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 449491 10 9                    13G                   Page 2 of 5 Pages

1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Robert H. Hoehl
           ###-##-####

2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)

           Inapplicable

3.      SEC USE ONLY


4.      CITIZENSHIP OR PLACE OF ORGANIZATION

           U.S.A.

                   5.  SOLE VOTING POWER

                          5,832,155 (beneficial ownership disclaimed as to all but 4,437,155 shares)
NUMBER OF
SHARES
BENEFICIALLY       6.  SHARED VOTING POWER
OWNED BY
EACH
REPORTING                  80,000 (beneficial ownership disclaimed as to all
PERSON                     shares)
WITH
                   7.  SOLE DISPOSITIVE POWER


                          5,832,155 (beneficial ownership disclaimed as to all but 4,437,155 shares)

8.      SHARED DISPOSITIVE POWER

           80,000 (beneficial ownership disclaimed as to all shares)

9.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           4,437,155

10.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

           X

11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           16%

12.     TYPE OF REPORTING PERSON

           IN

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CUSIP No. 449491 10 9                                          Page 3 of 5 Pages

Item 1(a)         Name of Issuer:
                  ---------------

                  IDX Systems Corporation

Item 1(b)         Address of Issuer's Principal Executive Offices:
                  ------------------------------------------------

                  1400 Shelburne Road
                  P.O. Box 1070
                  Burlington, Vermont  05402

Item 2(a)         Name of Filing Person:
                  ----------------------

                  Robert H. Hoehl, individually

Item 2(b)         Address of Principal Business Office or if none, Residence:
                  -----------------------------------------------------------

                  Robert H. Hoehl
                  c/o IDX Systems Corporation
                  1400 Shelburne Road
                  P.O. Box 1070
                  Burlington, Vermont  05402

Item 2(c)         Citizenship:
                  ------------

                  United States of America

Item 2(d)         Title of Class of Securities:

                  Common Stock, $0.01 par value

Item 2(e)         CUSIP Number:
                  -------------

                  449491 10 9

Item 3            Description of Person Filing:
                  -----------------------------

                  Inapplicable

Item 4            Ownership:*
                  ----------

                  (a)      Amount Beneficially owned:

                           6,047,797

--------------------------
*  As of December 31, 1999



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CUSIP No. 449491 10 9                                          Page 4 of 5 Pages

                           This amount includes (i) 697,500 shares and 697,500 shares held by Mr. Hoehl as trustee of the Robert H. Hoehl Grantor Retained Annuity Trust and the Cynthia
                           K. Hoehl Grantor Retained Annuity Trust, respectively, the beneficiaries of each of which are the children of Robert H. Hoehl and Cynthia K. Hoehl, as to which shares Mr. Hoehl disclaims beneficial ownership, (ii) 92,052 shares held by Mr. Hoehl's wife, Cynthia K. Hoehl, as the trustee of four trusts (23,013 shares for four children each), the beneficiaries of which are the Hoehl's children, as to which Mr. and Mrs. Hoehl each disclaim beneficial ownership, (iii) 43,590 shares held by Cynthia
                           K. Hoehl, spouse of Mr. Hoehl, of which Mr. Hoehl disclaims beneficial ownership and (iv) 80,000 shares held by the Hoehl Family Foundation, a Vermont non-profit corporation, the officers and trustees of which are Mr. and Mrs. Hoehl and certain of their children, and as to which shares Mr. and Mrs. Hoehl each disclaim beneficial ownership. Mr. Hoehl directly owns 4,437,155 shares.


                  (b)      Percent of Class:          21.7%

                  (c)      Number of Shares as to Which Such Person Has:

                           (i)    sole power to vote or to direct the vote:
                                  5,832,155
                           (ii)   shared power to vote or to direct the vote:
                                  80,000
                           (iii) sole power to dispose or to direct the disposition of: 5,832,155
                           (iv) shared power to dispose or to direct the disposition of: 80,000

Item 5          Ownership of Five Percent or Less of a Class:
                ---------------------------------------------

                  Inapplicable

Item 6          Ownership of More than Five Percent on Behalf of Another Person:
                ---------------------------------------------------------------

                  Cynthia K. Hoehl has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 92,052 shares held by Cynthia K. Hoehl, as trustee, and 43,590 shares held by Cynthia K. Hoehl, as an individual, referred to in Item 4(a) above.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
                ---------------------------------------------------------

                  Inapplicable

Item 8          Identification and Classification of Members of the Group:
                ----------------------------------------------------------

                  Inapplicable

Item 9          Notice of Dissolution of a Group:
                ---------------------------------

                  Inapplicable


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CUSIP No. 449491 10 9                                          Page 5 of 5 Pages



Item 10         Certification:
                --------------

                  Inapplicable

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                DATE: February 14, 2000


                                /s/ Robert H. Hoehl
                                -----------------------------
                                Robert H. Hoehl
                                Chairman of the Board